Filed Pursuant To Rule 433

Registration No. 333-180974

April 3, 2013

Redeemable Gold ETFs Could Be Costly

By Cinthia Murphy

Posted on Index Universe.com March 28, 2013

Two gold ETFs that would allow investors to redeem shares for physical gold, currently sitting in the regulatory pipeline, promise to bring a shares-for-gold convertibility similar to that found in the SPDR Gold Shares (NYSEArca: GLD) to investors of any size. But it remains to be seen just how cost-competitive these strategies will be.

Indeed, both the Market Vectors Redeemable Gold Trust and the Merk Gold Trust aim to provide investors—any investors—an opportunity to invest in securitized gold while being able to take delivery of gold bullion in exchange for their shares.

GLD, by comparison—the market’s biggest gold trust and second-largest ETF in the world today—already offers that access to gold, but limits that redeem-for-bullion feature to amounts of 100,000 shares or more—a restriction Merk and Van Eck’s Market Vectors are looking to remove. GLD’s expense ratio is 0.40 percent.

The idea certainly has its allure, and is said to cater to growing investor demand for access to physical gold at a time of an improving, but still-uncertain, economic environment both here and abroad. Gold has long been seen as the safe-haven asset of choice for many investors who lack confidence in the economy or in currencies in times of economic trouble.

Axel Merk himself, the mastermind behind the gold trust strategy he first put in registration a year ago, has said before that he wholeheartedly believes in the investor demand for such an ETF. If GLD’s $65 billion in assets under management are any indication, the market’s appetite for access to securitized physical gold through an ETF is enormous, no doubt.

But while there’s no questioning that the marketing hook is a good one, it remains to be seen just how feasible—from a cost and logistics perspective—the strategies Merk and now Market Vectors propose will prove to be. Neither registration statement for either fund has yet provided details on that cost structure, and neither company can comment on filings.

“There are costs and hassles involved in withdrawing, fabricating or buying, and then shipping smaller retail gold products to a private investor,” Adrian Ash, head of research for Bullion Vault, told IndexUniverse, noting that these costs in general can quickly escalate, even if he was not commenting directly on either of the funds.

In fact, the costs to withdrawal small amounts of gold from a vault in London can be as much as three times greater than the fee charged for larger amounts, by some estimates—costs that could prove to be prohibitive for smaller investors if they get passed through in their entirety. At BullionVault, the fee for gold withdrawal goes from 2.5 percent by value for whole 400 oz. bars to 7.5 percent for amounts below that level.

“That’s perhaps prohibitive compared to the best current retail dealer quotes, but we’re intended as a cost-efficient store of value, free from counterparty risk, and not as a route to putting physical metal into your hand,” Ash noted.

“As it is today, an individual wanting to switch from ETF exposure to possessing physical bullion could simply sell their stock, and then use the cash raised to arrange the purchase directly themselves,” he said. “That way they get to control all costs.”

Taking ownership of gold also implies several other costs such as shipping fees—most likely from Europe-based or Asia-based vaults to the U.S.—insurance and storage costs once investors have the physical metal in hand.

Finally, there’s the cost—or value—of liquidity. GLD, for instance, trades on average some $2 billion a day, with a bid/ask spread of about 1 1/2 cents—practically a negligible cost. That bid/ask spread is an implicit cost of owning the trust, outside of the explicit expense ratio fee, which makes liquidity an important factor in the cost structure of these ETFs.

As the filings currently stand, no details are known about how Merk and Van Eck plan to make this complex cost structure accessible to smaller shareholders, but at the end of the day, as State Street’s head of ETF Sales Strategy Kevin Quigg put it, investors “will have to weigh all costs of ownership and make sure they’re consistent with their long-term goal.”

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.